UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  CYBRDI, INC.
                                (Name of Issuer)

                           COMMON STOCK. NO PAR VALUE
                         (Title of Class of Securities)

                                    23254k100
                                 (CUSIP Number)

                            JEFFREY G. KLEIN, ESQUIRE
                            2600 NORTH MILITARY TRAIL
                                    SUITE 270
                              BOCA RATON, FL 33431
                                  (561)997-9920
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   02/10/2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

1. Names of Reporting Persons.

  I.R.S. Identification Nos. of above persons (entities only).
              Lei Liu

________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)    XX
                                                                   (b)
________________________________________________________________________________

3.        SEC Use Only

________________________________________________________________________________

4.        Source of Funds (See Instructions) SC

________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

________________________________________________________________________________

6.        Citizenship or Place of Organization  USA

________________________________________________________________________________
Number of         7.       Sole Voting Power 1,864,304

Shares            ______________________________________________________________
                  8.        Shared Voting Power 4,370,462
Beneficially
                  ______________________________________________________________
Owned by Each     9.        Sole Dispositive Power 1,864,304

Reporting
                  ______________________________________________________________
Person With       10.       Shared Dispositive Power 4,370,462
________________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         6,234,766

________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

________________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)  12.36%

________________________________________________________________________________
14.     Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

Common Stock, par No par Value of Cybrdi, Inc. 401 Rosemont Ave. Frederick, MD 21701

stop

ITEM 2. IDENTITY AND BACKGROUND

 (a)      Lei Liu

 (b)      Business address:         401 Rosemont Ave. Frederick, MD   21701

 (c) Mr. Liu's principal occupation is as CEO for Cyrbrdi, Inc, (Maryland) , a wholly owned subsidiary of Cybrdi, Inc. a California corporation, whose principal place of business is located at 401 Rosemeont Ave. Frederick, Maryland.

(d) During the last five years, Mr. Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Liu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Liu is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities referenced herein were acquired pursuant to an agreement and plan of merger between Cybrdi, Inc. f/k/a Certron Corporation, pursuant to which Certron acquired all of the issued and outstanding shares of common stock of Cybrdi, Inc., a Maryland corporation in exchange for approximately 93.8% of Cybrdi's common stock. A copy of the Agreement and Plan of Merger was filed on Form 8-k dated February 15, 2006. Lei Liu and Immuno-Oncogenomics, Inc., a company where Mr. Liu is an officer, director and principal shareholder were shareholders of Cybrdi, Maryland.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition was due to the merger of Cybrdi, Inc. (a Maryland corporation) with Certron Corporation. These securities are being held for investment purposes of the reporting person. At this point the reporting person does not have any plans to engage in any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D, but reserves the right to engage in or plan to engage in any of these activities in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, Mr. Liu may be deemed to be the beneficial owner of 6,234,766 shares, constituting approximately 12.36% of the shares of the Issuer, based upon the 50,456,567 shares outstanding as of May 31, 2006. Mr. Liu owns a total of 1,864,304 and as a result of his share ownership in Immuno-Oncogenomics and his position as on officer and director, Mr. Liu is deemed to have the right to vote and be the beneficial owner of an additional 4,370,462 shares of common stock. All of these shares were acquired for investment purposes pursuant to the agreement and plan of merger. Both Mr. Liu and Immuno-Oncogenomics may acquire additional shares, dispose of all or some of these shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the shares. Since the date of issuance of the shares, neither Mr. Liu nor Immuno-Oncogenomics has sold or purchased any additional shares of common stock nor has the issuer issued to Mr. Liu or any affiliate any additional shares of common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Mr. Liu does not have any contract, arrangement, understanding or relationship with any person with respect to the shares to which this filing relates.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date         June 15, 2006
Signature    /s/ Lei Liu
Name/Title   Lei Liu, Individually and as president of Immuno-Oncogenomics, Inc.